Interactive Strength Inc.

1005 Congress Ave., Suite 925

Austin, TX 78701

September 4, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, DC 20549

Attention: Ms. Baldwin and Ms. Timmons-Pierce

Re:	Interactive Strength Inc.
Amended Registration Statement on Form S-3
Filed August 4, 2025
File No. 333-288405

Ladies and Gentlemen:

By letter dated August 20, 2025, the staff (the “Staff”, “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”) provided Interactive Strength Inc. (the “Company”, “we”, “us” or “our”) with its comments to the Company’s amended registration statement on Form S-3 filed on August 4, 2025. We are in receipt of your letter, and we have set forth below our responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Amendment No. 1 to Registration Statement on Form S-3 filed August 4, 2025

Digital Asset Treasury Strategy, page 9

1.

We note your response to prior Comment 2. Please revise disclosure related to FET and your treasury strategy as follows:

▪
Please disclose the amount of FET that is currently locked up and the related unlocking schedule.
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Please disclose the scope and limitations of the insurance coverage that BitGo provides. Also discuss whether BitGo’s coverage is shared by its other custody customers, and whether that could result in the coverage being insufficient to compensate you for losses.
▪
You state that BitGo is a regulated entity. Please disclose the aspects of BitGo’s operations that are regulated and by whom.
▪
You state that BitGo provides custody services, which “typically include” multi-signature wallets and cold storage solutions. Please disclose whether your crypto assets will be held in such a manner. Also disclose how much of your crypto assets will be held in cold storage.

Response: We have revised the disclosure in the amended registration statement under “Digital Asset Treasury Strategy” to provide disclosure related to FET and our treasury strategy.

Exhibit Index, page 41

2.

We note the amendments to the Exhibit Index, but the exhibits below have not been included. Please explain why you are not required to file the following exhibits at this time.

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The form of warrant agreement;
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The form of unit agreement; and
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The form of rights agreement.

Response: As discussed by the Company’s counsel with the Staff by telephone and as disclosed in Item 16 in the amended registration statement, the form of warrant agreement, form of unit agreement and form of rights agreement will be subsequently filed by amendment or as an exhibit to a document to be incorporated or deemed to be incorporated by reference to the registration statement, including a Current Report on Form 8-K.

Thank you for your assistance in reviewing our amended filing.

Very truly yours,

Trent A. Ward

Chief Executive Officer